THE CAL-BRED INCENTIVE PROGRAM

Questions and answers concerning California-breds and California's lucrative incentive awards program, which was responsible for breeders, owners, and stallion owners collecting more than $10 million for 2014.

WHO QUALIFIES FOR THE AWARDS?

The breeders and owners of registered California-bred Thoroughbreds and the owners of California-based stallions.

WHAT ARE BREEDERS AWARDS?

A monetary award that is paid to the breeder of a registered California-bred Thoroughbred finishing first, second, or third in any race run in California and any graded stakes races conducted within the United States. Breeders will receive 75% of the remainder of the total incentive award monies after owner awards are paid, with an individual breeder receiving a pro-rated share of this breeders fund. The maximum purse considered earned in any qualifying race within this state shall be $330,000 for a win, $120,000 for a second, and $90,000 for a third-place finish. Breeder awards always are paid exclusive of nomination, entry, and starting fees.

WHAT ARE OWNERS AWARDS?

A monetary award that is paid to the owner of a registered California-bred Thoroughbred horse that runs in qualifying races in California. Owners can receive at least a 20% bonus on the finisher's share for finishing first through fifth in an open allowance or overnight stake race and up to a 20% bonus for finishing first in an open starter allowance above $15,000 and open non-maiden claiming races with a claiming price of $40,000 or greater in Southern California and $20,000 or greater in Northern California. These levels are purposely set high to encourage the ownership of high-quality runners and to restrict the number of qualifiers so that the awards will function as a major incentive. Owner awards always are paid exclusive of nomination, entry, and starting fees. They are listed in the racing program and will be distributed at the same time as the purse by the paymaster.

WHAT IS THE MAIDEN BONUS PROGRAM?

A Maiden Bonus award will be paid to the owner of a registered California-bred or registered California-sired foal for winning a maiden special weight race. The bonus amount is $17,500 in Southern California and $10,000 in Northern California and at all Fair meetings throughout the state. These awards are paid directly to the owner approximately 45 racing days after the win. Only races at 4½ furlongs or longer will qualify.

WHAT ARE STALLION AWARDS?

In order to stimulate the acquisition in California of nationally prominent stallions, and retain high-caliber California stallions, monetary awards are paid annually to the owners of registered California stallions whose California-conceived or California-bred get have won a qualifying race or have finished, first, second, or third in a stakes race in the state or any graded stakes race within the United States during the year. Qualifying races are any non-claiming races, including maiden allowance and starter allowance races, with a purse of at least $15,000, and open non-maiden claiming races with a claiming price of $40,000 or greater in Southern California and $20,000 or greater in Northern California also qualify. Stallion awards are exclusive of nomination, entry, and starting fees. Stallions must be registered by Feb. 15 each year to be eligible for stallion awards. Stallion owners will receive 25% of the remainder of the total incentive award monies after owners awards are paid, with an individual owner of a registered California stallion (as of Dec. 31) receiving a pro-rated share of the stallion fund based on the total qualifying earnings of the get during the year. The maximum purse considered earned in any qualifying race within this state shall be $330,000 for a win, $120,000 for a second, and $90,000 for a third-place finish. The stallion must be continuously present in California from Feb. 1 to July 15, inclusive, of the year 2010 or any subsequent calendar year in which he stood at stud and fathered the participant in the race. If a sire dies in this state in the year 2010 or any subsequent year and stood his last season at stud in this state, or was standing at stud in this state on the date of his death in the year 2010 or any subsequent year, he shall thereafter continue to be considered an eligible Thoroughbred stallion regarding a race participant fathered by him in that season. The California Thoroughbred Breeders Association (CTBA) will help compile data, but it is the ultimate responsibility of the stallion owner to advise that official registering agency, on or before Feb. 15 of any year, of any and all purses earned during the preceding year that shall be considered in determining the amount of the stallion award to which the owner is entitled.

DOES THE PROGRAM INCLUDE RACES OUTSIDE OF CALIFORNIA?

Yes. The breeder of a California-bred Thoroughbred finishing first, second, or third in a graded stakes race outside of California, but within the United States, will be paid a pro-rated share of the breeders fund. The maximum purse considered earned in any race shall be $165,000 for a win, $60,000 for second, and $45,000 for a third-place finish. CTBA will help compile data, but it is the ultimate responsibility of the breeder to advise the official registering agency (CTBA), on or before Feb. 15 of any year, of any and all purses earned during the preceding year in graded stakes races outside of this state by horses bred by the breeder. Also, the owner of a registered California stallion whose California-conceived or California-bred get finished first, second, or third in a graded stakes outside of California, but within the United States, will be paid a pro-rated share of the Stallion fund with the maximum purse considered earned the same as the breeders above.

WHEN ARE THE PREMIUMS PAID?

Owner awards are paid at the same time as the purse by the pay-

master. Breeder awards are paid twice a year with a conservative advance payment of approximately 8-10% being paid by Sept. 1 and the final payment for 2015 being paid by March 31, 2016. The stallion awards are paid prior to March 31, 2016.

ARE THERE SPECIAL RACING OPPORTUNITIES FOR CALIFORNIA-BREDS?

Yes. Racetracks in California are required by law to offer one race per day that is restricted to California-breds. Last year, that amounted to 276 additional racing opportunities and over $16 million in additional purses for California-breds. In addition, the California legislature has declared its intent that at least 10% of the total stakes purses paid at any race meeting in California be paid on stakes races restricted to registered California-breds. This amounted to more than $5 million in 2014 and will grow significantly through the creation of the Golden State Series. Also, in 2016, California Cup XXVI will be held at Santa Anita Park on a date to be announced. Part of the funding for California Cup XXVI will come from the incentive award category, the California-bred Race Fund. 9.5% of the total incentive award monies will be used for this category, with the monies funding the promotion of California-bred races, the supplement of purses for California-bred races, and the creation of new California-bred stakes.

WHAT IS THE DEFINITION OF A CALIFORNIA-BRED?

The definition of a California-bred is as follows:

A California-bred Thoroughbred is a horse dropped in California after being conceived in California, or any Thoroughbred foal dropped by a mare in California if the mare remains in California to be next bred to a Thoroughbred stallion standing in the state. If the mare cannot be bred for two successive seasons, but remains in California during that period, her foal will be considered a California-bred.

WHAT IS THE DEFINITION OF A CALIFORNIA-SIRED HORSE?

A "California-sired horse" is a Thoroughbred that was conceived in California by a registered California stallion. A California-sired horse is only eligible for entry in races restricted to California-bred or California-sired horses and is not eligible for any breeder or owner awards, except the maiden bonus awards.

HOW DOES ONE REGISTER A CALIFORNIA-BRED?

Registration applications must be filed with the CTBA. Only those horses that are both registered with The Jockey Club and fulfill all requirements as outlined in the definition of a California-bred are eligible. The fees for registration are as follows:

1) $100.00 for CTBA members, $200.00 for non-members if applied for by Sept. 30 of the foal's yearling year;
2) $125.00 for CTBA members. $250.00 for non-members if applied for after Sept. 30 of yearling but before Jan. 1 following; and
3) $750.00 if applied for after Jan. 1 of 2-year-old year.

If desired, application can be made in advance of receipt of Jockey Club Certificates to escape penalty for late filing, but no actual registration will be made until certificates are available. CTBA has representation at California tracks to help facilitate late registrations.

HOW CAN I OBTAIN MORE INFORMATION?

Contact Doug Burge or Mary Ellen Locke at the CTBA offices across the street from the Santa Anita Park racetrack in Arcadia at the address and phone numbers listed below.

California Thoroughbred Breeders Association
201 Colorado Place, P.O. Box 60018,
Arcadia, Calif. 90166-6018 • www.ctba.com
(626) 445-7800 or (800) 573-2822
Fax: (626) 574-0852

Example of Owners Awards Program

(with $50,000 purse in So. Cal at 30% from CTBA and TOC)

Placing	*%*	*Purse*	*Earned Purse Before Cal-Bred Bonuses*	*Cal-Bred Bonuses*	*Cal-Bred Bonus Total for a Cal-Bred*
1	60%	$50,000	$30,000	$9,000	$39,000
2	20%	$50,000	$10,000	$3,000	$13,000
3	12%	$50,000	$6,000	$1,800	$7,800
4	6%	$50,000	$3,000	$900	$3,900
5	2%	$50,000	$1,000	$300	$1,300

Qualifying Claiming Purse

(CTBA only)

5	60%	$50,000	$30,000	$6,000	$36,000